

July 6, 2010

By U.S. Mail and facsimile to (212) 604-0722

Frank M. Moratti
Company Secretary and Legal Counsel
Sims Metal Management Limited
Sir Joseph Banks Corporate Park
Suite 3, Level 2
32-34 Lord Street
Botany, NSW 2019, Australia

> **Re:** **Sims Metal Management Limited**
> **Forms 20-F and 20-F/A for Fiscal Year Ended June 30, 2009**
> **Filed November 12, 2009 and April 14, 2010**
> **File No. 001-33983**

Dear Mr. Moratti:

We have reviewed your response dated June 15, 2010 to our comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 1. Summary of significant accounting policies, page F-7

(j) Business combinations, page F-13

1.	Please refer to comment 6 in our letter dated May 28, 2010. Although we note that you did not have any business combinations involving entities under common control during the periods presented, please clarify why, as suggested by your disclosures, you automatically apply the purchase method of accounting to all common control business combinations. If you do not automatically apply the purchase method to all such transactions, please tell us and revise your disclosures in future filings to better explain how you determine the accounting method to apply. If you do automatically apply the purchase method, please explain in greater detail why historical cost treatment would never be appropriate, including why your treatment would not be influenced by the nature and substance of each transaction.

Note 13 – Goodwill, page F-38

2.	Your response to comment 14 in our letter dated May 28, 2010 indicates that in preparing the disclosures required by paragraph 134 of IAS 36, you have applied the grouping of units concept, essentially aggregating the goodwill allocated to individual cash-generating units to the level of operating segments. The references to groups of units in paragraph 134 of IAS 36 appear to relate to the concepts expressed in paragraph 81 of IAS 36, which indicates that goodwill sometimes cannot be allocated on a non-arbitrary basis to individual cash-generating units, and in this circumstance, the lowest level within the entity at which goodwill is monitored for internal management purposes would comprise a number of cash-generating units to which the goodwill relates, but to which it cannot be allocated. Since your response indicates that you have allocated goodwill to 28 individual cash-generating units, it does not appear that the circumstances described in paragraph 81 apply to you. Please explain to us in more detail how you determined that your current aggregated disclosures are appropriate under IAS 36, including how you considered the introductory language in paragraph 134. Alternatively, confirm to us that you will revise future filings to disclose the information required by paragraph 134 of IAS 36 for each cash-generating unit to which a significant amount of goodwill is allocated.

Note 29 – Investments in associates and jointly controlled entities, page F-67

(d) SA Recycling LLC, page F-68

3.	Please refer to comment 19 in our letter dated May 28, 2010. Since "UIG 113 Aus 7.1" appears to be an Australian GAAP reference, please tell us why you believe the unrealized gain recognition methodology included in that guidance is appropriate in financial statements prepared in accordance with IFRS as issued by the IASB. In doing so, please reference the pertinent provisions of IAS 28, IAS 31 or other IASB literature that support your position, and clarify why you believe it is appropriate to recognize gains related to equity-method goodwill, an unamortized intangible asset.

Note 31 – Segment reporting, page F-71

4.   Please refer to comment 20 in our letter dated May 28, 2010. Please note that while you disclose on page F-39 the segments impacted by goodwill impairments, you do not quantify the impairment charge for each segment. Accordingly, please quantify in future filings the impairment charge by segment as required by paragraph 129 of IAS 36. In light of the guidance in paragraphs 130 and 131 of IAS 36, if a segment's impairment charge relates to more than one type of asset, such as both fixed assets and goodwill, we believe it would greatly benefit your investors for you to separately quantify the impairment charge related to each type of asset for each segment.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Craig A. Roeder, Esq.
     Baker & McKenzie
     Via facsimile to (312) 698-2365